=================================================================
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                       ----------------------
                           SCHEDULE 13D/A
              Under the Securities Exchange Act of 1934
                          (Amendment No. 6)
                       ----------------------
                     MICOM Communications Corp.
                          (Name of Issuer)
                       ----------------------
             Common Stock, Par Value $.0000001 Per Share
                   (Title of Class of Securities)
                       ----------------------
                             59478P 10 3
                (CUSIP Number of Class of Securities)
                       ----------------------
             Peter J. Chilibeck, Corporate Secretary and
        Assistant General Counsel, Northern Telecom Limited,
         2920 Matheson Boulevard East, Mississauga, Ontario,
                           Canada L4W 4M7
      (Name, address and Telephone Number of Persons Authorized
     to Receive Notices and Communications on Behalf of Bidders)

                            June 21, 1996
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  [   ]

Check the following box if a fee is being paid with the
statement.  [   ]  A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP No. 59478P 10 3                              Page 2 of 7 Pages
- --------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Elder Corporation
     62-1640287
- --------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                           (b) [   ]
- --------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- --------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [   ]
- --------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------
NUMBER OF SHARES 7    SOLE VOTING POWER

  BENEFICIALLY   ---------------------------------------------------
                 8    SHARED VOTING POWER
    OWNED BY
                      11,527,651
 EACH REPORTING  ---------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
     PERSON
                 ---------------------------------------------------
      WITH       10   SHARED DISPOSITIVE POWER

                      11,527,651
- --------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,527,651
- --------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                         [   ]
- --------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100.0%
- --------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- --------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No. 59478P 10 3                              Page 3 of 7 Pages
- --------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Northern Telecom Inc.
     04-2486332
- --------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                           (b) [   ]
- --------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- --------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [   ]
- --------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------
NUMBER OF SHARES 7    SOLE VOTING POWER

  BENEFICIALLY   ---------------------------------------------------
                 8    SHARED VOTING POWER
    OWNED BY
                      11,527,651
 EACH REPORTING  ---------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
     PERSON
                 ---------------------------------------------------
      WITH       10   SHARED DISPOSITIVE POWER

                      11,527,651
- --------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,527,651
- --------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                         [   ]
- --------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100.0%
- --------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       HC, CO
- --------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No. 59478P 10 3                              Page 4 of 7 Pages
- --------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Northern Telecom Limited
     62-1262580
- --------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                           (b) [   ]
- --------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- --------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [   ]
- --------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
- --------------------------------------------------------------------
NUMBER OF SHARES 7    SOLE VOTING POWER

  BENEFICIALLY   ---------------------------------------------------
                 8    SHARED VOTING POWER
    OWNED BY
                      11,527,651
 EACH REPORTING  ---------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
     PERSON
                 ---------------------------------------------------
      WITH       10   SHARED DISPOSITIVE POWER

                      11,527,651
- --------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,527,651
- --------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                         [   ]
- --------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       100.0%
- --------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       HC, CO
- --------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          INTRODUCTION

          Elder Corporation, a Delaware corporation
("Purchaser"), Northern Telecom Inc., a Delaware corporation ("Parent"), and Northern Telecom Limited, a corporation organized under the laws of Canada ("Nortel"), hereby amend their joint Statement on Schedule 13D dated May 17, 1996, as amended by an Amendment No. 1 dated June 4, 1996, an Amendment No. 2 dated June 5, 1996, an Amendment No. 3 dated June 7, 1996, an Amendment No. 4 dated June 13, 1996 and an Amendment No. 5 dated June 17, 1996, relating to the shares of Common Stock, par value $.0000001 per share (the "Shares"), of MICOM Communications Corp. (the "Company"), a Delaware corporation (such Statement on Schedule 13D, as amended, the "Schedule 13D"). All terms defined in the
Schedule 13D have the same meanings in this Amendment.

          The transactions that gave rise to the filing of this amendment were the merger of Purchaser into the Company pursuant to the Agreement and Plan of Merger dated as of May 13, 1996 (the "Merger Agreement") among Purchaser, Parent and the Company.

Item 6.   Interest in Securities of the Subject Company.

          (a)-(b) The following paragraph is hereby inserted after the last paragraph:

          "As of June 21, 1996, Purchaser has been merged into the Company and the outstanding Shares of the Company have been canceled. As a result of this merger, the Company has become an indirect wholly owned subsidiary of Nortel. Reference is hereby made to the press release issued by Purchaser on June 21, 1996, a copy of which is attached hereto as Exhibit (a)(12) and incorporated herein by reference."

                           SIGNATURES

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         NORTHERN TELECOM LIMITED


                         By:  /s/  WILLIAM R. KERR
                              ----------------------------------
                              Name:  William R. Kerr
                              Title:  Vice-President and
                                      Treasurer

                         By:  /s/  DEBORAH J. NOBLE
                              -----------------------------------
                              Name:  Deborah J. Noble
                              Title:  Assistant Secretary


                         NORTHERN TELECOM INC.


                         By:  /s/  PETER W. CURRIE
                              -----------------------------------
                              Name:  Peter W. Currie
                              Title:  Attorney-in-Fact


                         ELDER CORPORATION


                         By:  /s/  ANTHONY J. LAFLEUR
                              -----------------------------------
                              Name:  Anthony J. Lafleur
                              Title:  Vice-President and
                                      Assistant Secretary

Dated:  June 24, 1996

                          EXHIBIT INDEX

          The following item (a)(12) is hereby added to the
Exhibit Index:

Exhibit No.    Description
- -----------    -----------

(a)(12)        Text of Press Release issued on June 21, 1996